NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE December 15, 2011

CANADIAN ZINC INCREASES PREVIOUSLY ANNOUNCED FINANCINGS Contemporaneous Private Placement for $10,050,000 Total Financings of $17.5 MILLION

Vancouver, British Columbia, December 15, 2011 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that it has amended the terms of the previously announced bought deal public offering with a syndicate of underwriters led by Canaccord Genuity Corp. and including Northern Securities Inc., Octagon Capital Corporation and Raymond James Ltd. (collectively, the “Underwriters”), to increase the size of the bought deal public offering by an additional 1,610,000 units of the Company (the “Units”). Under the amended terms of the bought deal public offering, the Underwriters have agreed to purchase an aggregate of 7,610,000 Units at C$0.67 per Unit for total proceeds of C$5,098,700 (the “Public Offering”). In addition, the Underwriters and the Company have agreed to remove the over-allotment option previously associated with the Public Offering.

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at an exercise price of C$0.90 per common share for a period of 24 months following the date of issuance.

The Company has also increased the size of the previously announced private placement of flow-through common shares by an additional 475,000 FT Shares (the “FT Shares). The Underwriters have agreed to act as agents on a commercially reasonable efforts basis to raise gross proceeds of up to C$2,381,250 through the sale of up to 3,175,000 FT Shares at C$0.75 per FT Share (the “Flow-Through Private Placement”).

Private Placement $10,050,000 with Shandong Zhongrun

In addition to the Public Offering and the Flow-Through Private Placement, the Company has entered into a separate non-brokered private placement with Zhongrun International Mining Co. Ltd, subject to regulatory approval, to sell 15,000,000 units (“Private Placement Units”) of the Company at a price of C$0.67 per Private Placement Unit to raise gross proceeds of up to C$10,050,000.  Each whole Private Placement Unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at an exercise price of C$0.90 per common share for a period of 24 months following the date of issuance. Each Private Placement Unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at an exercise price of C$0.90 per common share for a period of 24 months following the date of issuance.

Zhongrun International Mining Co. Ltd, is a wholly owned subsidiary of Shandong Zhongrun Investment Holding Group Co. Ltd, a public company, based in Shandong in the Peoples Republic of China, listed on the main board of the Shenzhen Stock Exchange specializing in investments in natural resources and in real estate development.

The Private Placement Units will have the same terms as the Units, but will not be qualified by a prospectus.

“We are very pleased to have Shandong Zhongrun, a respected Chinese company, make a major investment in Canadian Zinc”, said John Kearney, Chairman and Chief Executive Officer of Canadian Zinc.

The Company intends to use the net proceeds from the above referenced financings for the advancement of the Company’s Prairie Creek Project, and for general corporate and working capital purposes. The Offering is subject to the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”).  The various offerings referenced above are scheduled to close on or about December 30, 2011.  The FT Shares and the securities underlying the Private Placement Units will be subject to statutory four month hold periods.

None of the securities to be issued in connection with the foregoing issuances will be registered under the U.S. Securities Act of 1933 (the “1933 Act”), as amended, or any applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S regulated under the 1933 Act, absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer of securities for sale in the United States or to U.S. persons.

Prairie Creek Mine Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and an Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. (Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101).

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine and submitted the Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development. The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board has therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

Cautionary Statement – Forward-Looking Information:

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Canadian Zinc uses certain terms in its regulatory filings in Canada, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility.  United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
 E-mail: invest@canadianzinc.com            Website: www.canadianzinc.com